Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Love Sun Body, Inc.
50 Cummings Circle
West Orange, NJ 07052
https://lovesunbody.com/

Up to $1,999,999.10 in Common Stock at $1.10
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Love Sun Body, Inc.
Address: 50 Cummings Circle, West Orange, NJ 07052
State of Incorporation: DE
Date Incorporated: May 18, 2021

Terms:

Equity

Offering Minimum: $9,999.00 | 9,090 shares of Common Stock
Offering Maximum: $1,999,999.10 | 1,818,181 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.10
Minimum Investment Amount (per investor): $330.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 10% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 5% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 3% bonus shares.

Investment Incentives and Bonuses*

Amount-Based:

$25,000+

Receive an additional 3% bonus shares plus a Love Sun Body Sunscreen Kit

$50,000+

Receive an additional 5% bonus shares plus a Love Sun Body Sunscreen Kit

$100,000+

Receive an additional 10% bonus shares plus a Love Sun Body Sunscreen Kit

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Love Sun Body, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for 110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

At Love Sun Body, we are united by our sustainability strategy that is built around

pillars that put health and a green initiative at the heart of our work, "Safe for your body and the planet".

Sustainability and Traceability is no longer an option. It is a necessity.

When it comes to sustainability and traceability, all aspects of our operations come into play: sourcing ingredients, packaging, labeling, manufacturing and waste reduction ... all in the name of protecting the climate, the forest, waters and people.

All of our products are biodegradable, all of our packaging is recyclable, minimized and is environmentally friendly. We are actively sourcing new, even more environmentally-friendly packaging for our future product development.

At Love Sun Body, we seek to leverage our reach, scale and expertise to effect real change in sustainability issues. Our green activities and initiatives include recycling, manufacturing, socially responsible investments (SRI) that focus on conservation of natural resources, manufacturing, implementation of clean air, and other environmentally conscious business practices.

Love Sun Body 100% Natural Origin Mineral Sunscreens are the first and only sunscreens in the U.S. certified by Ecocert Cosmos Natural.

Love Sun Body 100% Natural Origin Mineral Sunscreens are the world's safest and highest quality sunscreens that meet the regulatory requirements of the FDA OTC Monograph System, the European Commission's recommendation on UVA protection and the highly regarded Cosmos-standard.

Love Sun Body was originally founded in 2012 as an LLC in Delaware. On May 18, 2021 the company formed a new entity, Love Sun Body, Inc. a Delaware C-Corporation. Love Sun Body, Inc. is also the parent company and 100% owner of Love Sun Body IP Holdings LLC, which is the owner of all of the companies Intellectual property.

Competitors and Industry

Love Sun Body is an innovator in the $13 billion-dollar suncare market. Competitors include Drunk Elephant, Suntergrity, Supergoop, EltaMD, MD Solar Sciences, Shiseido and Coola.

Within 6 months of our launch, the sunscreen industry experienced two major shakeups -- and we were perfectly positioned to capitalize on both of them.

First, studies revealed that up to 10 chemical sunscreen ingredients were harming the coral reefs around the globe. It was reported that it takes only 1 drop of these chemicals in an Olympic size swimming pool to affect the toxicity levels. Studies also indicated these chemicals may harm marine life such as disrupting reproductive systems of fish.

Ultimately, several countries, the state of Hawaii and cities like Key West voted to ban chemical sunscreen ingredients for harming the coral reefs. Our company CEO even

had the honor of attending and speaking at the meeting in Key West.

Since early 2019, searches for reef safe sunscreen and oxybenzone-free sunscreen have only grown.

The second development came from the FDA. After multiple studies revealed potential health risks from active chemical sunscreen ingredients, the FDA no longer considered these active chemical ingredients as GRASE (or generally regarded as safe and effective) and stated more research is needed to confirm their safety.

The FDA has declared minerals like zinc oxide and titanium dioxide as the only safe sunscreen filters. As a result, Google searches for mineral sunscreen have increased 100%.

Current Stage and Roadmap

"We launched Love Sun Body because we wanted to give people the opportunity to enjoy the sun again by offering the safest and highest quality sunscreens, which are truly effective and safer than any sunscreen on the market today. The reality is, there are thousands of sunscreen brands and products on the market, the majority of which are not safe, healthy, or effective.

At Love Sun Body, we developed revolutionary 100% Natural Mineral Sunscreen SPF 30 and SPF 50, 100% Natural Moisturizing Mineral Face Sunscreen & Daily Moisturizer SPF 30 and Glow Natural Tinted Mineral Sunscreen & Moisturizer SPF 30. Love Sun Body sunscreens are the first and only sunscreens in the United States that have been certified by Ecocert Cosmos Natural, meeting and exceeding the FDA OTC Monograph System, the European Commission's recommendation on UVA protection and Health Canada Natural Health Products Regulations. All of our products are biodegradable and our packaging is recyclable". - Dr. Terry Zickerman, CEO, Love Sun Body

Our future product development will further expand our brand into clean beauty skincare and cosmetics, with products that are designed for use 365 days/year. The global natural cosmetics market is projected to hit $47B by 2024.

Product Line Extensions and Expansion into Skincare & Cosmetics: Our mission is to be the first and only Cosmos Natural certified skincare and cosmetics in the US. We also have additional sunscreen products in development to expand and complete our assortment. These projects are targeted for launch in 2021.

A Breakthrough Invention: We also have a revolutionary invention for self-application and easy delivery of sunscreen that we believe will be not only disruptive to the sunscreen spray industry (worth over $7m) but also present licensing opportunities with major sunscreen manufacturers given our IP protection in over 10 countries. This product is in development, but capital from this raise will help us bring the product to market. Early market research indicates consumer interest:

• 64% of participants positively rated the concept of the device

• this number rose to 77% amongst premium sunscreen users, the main benefit: applying to hard-to-reach areas

• 98% found the concept unique and 2/3 felt it was better than other sunscreen products

Expansion into Europe: Europe is projected to be the largest consumer market for natural cosmetics and they also represent over 30% of the global sunscreen market. We see expansion into Europe in 2022 as an essential to our growth strategy. We are seeking capital for inventory and marketing support of a European roll-out.

Build on Digital Success: We are seeking to invest more in the digital activities that are driving sales while expanding our resources and team to strengthen and optimize our digital marketing and e-commerce business.

The Team

Officers and Directors

Name: Dr. Terry Zickerman

Dr. Terry Zickerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: September 17, 2012 - Present
  Responsibilities: Major corporate decisions, manage the company's overall resources and operations, and communicate with the board of directors, management team, and corporate operations. 2021 Annual salary $72,000. No equity compensation.

- **Position:** Board Member
  Dates of Service: September 17, 2012 - Present
  Responsibilities: Part of the governing body of Love Sun Body, Inc. Committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. As a board member, the primary goal is to protect the assets of the shareholders by ensuring an organization's management acts on their behalf and that they get a good return on their investment, or ROI, in the company. No salary. No equity compensation.

Name: Dr. Brian Brazzo

Dr. Brian Brazzo's current primary role is with Oculoplastic Surgeon. Dr. Brian Brazzo currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Part of the governing body of Love Sun Body, Inc. Committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. As a board member, the primary goal is to protect the assets of the shareholders by ensuring an organization's management acts on their behalf and that they get a good return on their investment, or ROI, in the company. No salary. 2020 Equity compensation 12,820 Class D Membership Interest Units Exercise Price Per Unit $0.78. These were Membership Units of Love Sun Body, LLC that have since converted to common stock shares in the C-Corp.

Name: Kevin Gallagher

Kevin Gallagher's current primary role is with Founder/Consultant at Kevin Gallagher Consulting, LLC. Kevin Gallagher currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Part of the governing body of Love Sun Body, Inc. Committed to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. As a board member, the primary goal is to protect the assets of the shareholders by ensuring an organization's management acts on their behalf and that they get a good return on their investment, or ROI, in the company. No salary. 2020 Equity compensation 12,820 Class D Membership Interest Units Exercise Price Per Unit $0.78. These were membership units of Love Sun Body, LLC that have since converted to common stock shares in the C-Corp.

Name: Steve Liaci

Steve Liaci's current primary role is with Rehab Sales Specialist at Invacare. Steve Liaci currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Part of the governing body of Love Sun Body, Inc. Committed

to the long-term interests of the organization and meet regularly to oversee and direct business operations, set policies, approve business decisions, evaluate executive performances, and fulfill fiduciary responsibilities. As a board member, the primary goal is to protect the assets of the shareholders by ensuring an organization's management acts on their behalf and that they get a good return on their investment, or ROI, in the company. No salary. No equity compensation.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired, however, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to 2,000,000 shares of common stock in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in “Use of Proceeds.”

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. There is no guarantee the intellectual property can be monetized. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties

We are currently in the research and development stage and have only manufactured a prototype for our delivery device. Delays or cost overruns in the development of our delivery device and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in

making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that our competitors will not have developments that render our products obsolete or that

the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Love Sun Body, Inc. was formed on May 18, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Love Sun Body, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and minimal revenue. If you are investing in this company, it's because you think that sunscreen is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company, through it's wholly-owned subsidiary, LSB IP Holdings, LLC, owns more than 25 trademarks, copyrights, patents Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dr. Terry Zickerman	17,099,709	Common Stock	60.17

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,818,181 of Common Stock.

Common Stock

The amount of security authorized is 40,000,000 with a total of 28,416,642 outstanding.

Voting Rights

One vote per share. Please see voting rights for this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding includes 576,690 of shares to be issued pursant to stock options, reserved but unissued.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

Blank Check Preferred Stock.

Material Rights

The Blank Check Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock subject to the requirements of applicable law.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding

could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $252,280.00
  Number of Securities Sold: 344,750
  Use of proceeds: Inventory, Marketing, Public Relations, Testing, Salaries, Legal, Trademark and Patent Fees.
  Date: September 15, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and

uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $134,961, about flat compared to fiscal year 2019 revenue of $165,785. We are still in startup stages and did not begin selling our products until June 2018. Therefore, we are in a net loss position in both years, however the net loss improved in 2020.

In 2020 we introduced a new facial SPF product and also began selling through Amazon in Canada and began selling to retailers in Canada. The revenues related to these 2020 events did not materialize to our expectations due to the effects of COVID-19 on consumer and retail spending. However, we see the new product and potential further sales in Canada as an important factor to our future growth.

Cost of sales

Cost of sales in 2020 was $54,956 from costs of $263,727 in fiscal year 2019.

Gross margins

The gross margin in 2020 vs. 2019 improved from gross loss of $97,000 to gross profit of $80,000. The gross loss in 2019 was due to producing a larger quantity of goods that did not meet demand. Our business model is to use 100% organic and natural ingredients, therefore, leading to higher product costs than traditional chemical-based sunscreen products. As demand was not yet met, we have higher costs due to expiration of products that occurred. We also did not increase our sales prices of the products to cover costs in 2019 thus resulting in the larger gross loss. Our margin will fluctuate depending on the breakdown of sales to retailers or through our website as we sell to retailers at a discounted price. Retail sales were a larger percentage of our sales in 2019 thus resulting in lower margins. In 2020 we also changed our supplier to a lower cost supplier and due to these factors, our margin improved in 2020 to 59.3% and we are no longer operating at a gross loss.

Expenses

SG&A expenses are predominately advertising and marketing costs (36% of SG&A in 2020) due to attempting to increase brand recognition and also high professional fees (14% of SGA in 2020) in regard to legal services related to our products. Additionally, in 2020, approximately $119,000 of the net loss was due to noncash expenses mostly

attributed to $105,000 for compensation expense for options issued to board members.

We raised approximately $460,000 net of fees from financing from shareholders and from the Crowdfunding raise in 2020 which mostly was used to fund operations. We also were able to pay down $100,000 of a promissory note due to receiving this financing.

Historical results and cash flows:

Our historical results and cash flows are not representative of what investors should expect in the future. If we meet our forecasts, we project monthly net income to begin in November 2021.

We have developed a new product in 2021 which is the Glow Natural Tinted Mineral Sunscreen & Moisturizer. The product was introduced in four shades and was recently featured twice on QVC which revenues totaled $65,000 which is 48% of our 2020 historical revenues.

We also expect that the QVC show will increase our website and Amazon sales from viewers that might have viewed the QVC segment but did not place purchases through QVC.

Due to the change in our supplier, we expect cost of goods sold to reduce in 2021, and we expect monthly gross margins to range from 55% - 71% over the course of July – December 2021. The monthly lower range of 55% is due to costs incurred with selling through QVC and an estimated amount of QVC future sales. We expect that we would have recurring product and brand loyalty from some of the QVC customers who will then buy more products on our website where we receive better sales margins.

Over the last two years, we worked on revising our SPF 30 face, SPF 30 body fragrance-free, SPF 30 body lightly scented, SPF 50 body fragrance-free, SPF 50 body lightly scented core formulas, that are 100% natural origin, non-allergenic, non-comedogenic and are certified by Ecocert Cosmos Natural. All revised formulas are lighter (more viscous) and quicker drying. This alleviates any whitening from the active mineral filters that some clients experienced with our SPF 50 body formulas and our facial formula is now easy to apply and dispense. This should significantly increase our sales volume for our direct to consumer, Amazon and wholesale sales, and anticipate a significant increase in new distribution throughout U.S., Canada and with launching EU sales.

Overall, we expect sales to increase in 2021 by more than 50%.

We expect that we can decrease our monthly advertising and marketing budget due to the higher expected sales volumes. Our projection for monthly advertising and marketing expenses is $15k per month or $180k annually which would be a decrease from 2020 sales and marketing of approximately $242k.

We raised $460,000 net of fees from member contributions in 2020. We raised

approximately $37,000 from crowdfunding in February and March 2021. We are attempting to raise 2M from future financing in 2021 from crowdfunding.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Ended May 2021 with cash on hand of $97,215.90. Currently, no lines of credit and no shareholder loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Funds are for future operating capital including inventory, marketing, public relations, saleries, and legal bills and fees associated with our patents and tradmarks.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign necessary to the viability of the company. Of the total funds that our company has, 90% of that will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company for the next six months to one year if we raise our minimum. This is based on our inventory and operating capital expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

We will be able to operate the company for the forseeable future if we raise our maximum funding goal, including operating capital including inventory, marketing, public relations, saleries, and legal bills and fees associated with our patents and tradmarks.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently the company has not contemplated future capital raises. In addition to this offering, we have revolving credit lines and short term loans available.

Indebtedness

- **Creditor:** Steven Bookoff
  Amount Owed: $200,000.00
  Interest Rate: 12.0%
  Maturity Date: June 30, 2021

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $31,258,306.20

Valuation Details:

In formulating our valuation, we considered the following: (i) the Company considered all factors it deemed relevant in determining the Company's valuation, including, but not limited to the Company's products and intellectual property; (ii) the value of the Company's tangible and intangible assets (including IP portfolio); and (iii) the market value of comparable companies engaged in a substantially similar business.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options with a right to acquire shares are exercised; and (ii) any shares reserved for issuance under a stock plan are issued, (iii) all preferred stock is converted to common stock. The Company's valuation was determined internally without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  15.0%
  We are expanding our marketing on retargeting ads, social media, influencers and brand events.

- *Operations*
  81.5%
  Inventory, Public Relations, Testing, Patent and Trademark Filings, Salaries.

If we raise the over allotment amount of $1,999,999.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  30.0%
  Marketing includes public relations, social media, product sampling through retailers, events and influencers. Marketing also includes retargeting advertisements, Amazon, wholesale and retail marketing.

- *Research & Development*
  20.0%
  New formulations including laboratory testing and finalizing our sunscreen applicator dosing and packaging.

- *Inventory*
  36.5%
  Inventory of our SPF 30 and SPF 50 scented and unscented sunscreens 8 SKUs, our face sunscreen 1 SKU, our tinted mineral sunscreen & moisturizer 4 SKUs and samples of all SKUs.

- *Working Capital*
  10.0%
  Salary, commissions, shipping, and funds for daily operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than January 28 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lovesunbody.com/ (https://www.lovesunbody.com/investor-relations/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/love-sun-body

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Love Sun Body, Inc.

[See attached]

Love Sun Body LLC

Financial Statements

and Supplementary Information

With

Independent Auditors' Report

For the Years Ended December 31, 2020 and 2019

LOVE SUN BODY LLC
DECEMBER 31, 2020 AND 2019

TABLE OF CONTENTS

RotenbergMeril
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 601
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Love Sun Body LLC

We have audited the accompanying financial statements of Love Sun Body LLC (the "Company") which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in members' equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditors' Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter with Respect to a Going Concern Uncertainty
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred continuing losses from operations and continuing negative cash flows from operating activities, which raises an uncertainty about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The Schedule of Selling and General and Administrative Expenses is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
June 8, 2021

LOVE SUN BODY LLC
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

ASSETS

	2020	2019
CURRENT ASSETS:		
Cash	$ 94,220	$ 202,736
Accounts receivable	-	2,155
Inventory	160,902	102,741
Subscription receivable	75,660	-
TOTAL CURRENT ASSETS	330,782	307,632
INTANGIBLE ASSETS, NET	85,615	89,283
TOTAL ASSETS	$ 416,397	$ 396,915

LIABILITIES AND MEMBERS' DEFICIT

	2020	2019
CURRENT LIABILITIES:		
Promissory note payable	$ 200,000	$ 300,000
Accounts payable and accrued expenses	245,983	109,970
Credit due to customers	5,688	-
Sales tax payable	810	-
TOTAL CURRENT LIABILITIES	452,481	409,970
COMMITMENT		
MEMBERS' DEFICIT	(36,084)	(13,055)
TOTAL LIABILITIES AND MEMBERS' DEFICIT	$ 416,397	$ 396,915

See Accompanying Notes to the Financial Statements

LOVE SUN BODY LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
NET SALES	**$ 134,961**	$ 165,785
COST OF GOODS SOLD	**54,956**	263,727
GROSS PROFIT (LOSS)	**80,005**	(97,942)
SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES	**665,772**	615,067
RESEARCH, DEVELOPMENT, AND LABORATORY EXPENSES	**65,270**	77,872
LOSS FROM OPERATIONS	**(651,037)**	(790,881)
OTHER INCOME (EXPENSE):		
Government grant	**10,000**	-
Interest income	**2**	137
Interest expense	**(32,373)**	(21,000)
NET LOSS	**$ (673,408)**	$ (811,744)

See Accompanying Notes to the Financial Statements

LOVE SUN BODY LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	Class A-B		Class C		Class D		Options for Membership Units	Other	Accumulated Deficit	Total
	Units	Amount	Units	Amount	Units	Amount				
Members' Equity, January 1, 2019	22,305,264	$ 422,650	4,189,760	$ 1,314,872	-	$ -	$ 57,000	$ (97,598)	$ (1,136,769)	$ 560,155
Net loss	-	-	-	-	-	-	-	-	(811,744)	(811,744)
Capital contributions	-	-	-	-	351,012	250,001	-	-	-	250,001
Costs to raise capital	-	-	-	-	-	-	-	(11,467)	-	(11,467)
Members' Deficit, December 31, 2019	22,305,264	422,650	4,189,760	1,314,872	351,012	250,001	57,000	(109,065)	(1,948,513)	(13,055)
Net loss	-	-	-	-	-	-	-	-	**(673,408)**	**(673,408)**
Capital contributions	-	-	-	-	**768,680**	**566,294**	-		-	**566,294**
Units issued for services	-	-	-	-	**13,147**	**10,300**	-	-	-	**10,300**
Compensation expense for options issued	-	-	-	-	-	-	**104,678**	-	-	**104,678**
Costs to raise capital	-	-	-	-	-	-	-	**(30,893)**	-	**(30,893)**
Members' Deficit, December 31, 2020	**22,305,264**	**$ 422,650**	**4,189,760**	**$ 1,314,872**	**1,132,839**	**$ 826,595**	**$ 161,678**	**$ (139,958)**	**$ (2,621,921)**	**$ (36,084)**

See Accompanying Notes to the Financial Statements

LOVE SUN BODY LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (673,408)	$ (811,744)
Adjustments to reconcile net loss to net cash used in operating activities:		
Compensation expense for options issued	104,678	-
Units issued for services	10,300	-
Amortization	3,668	3,405
(Increase) decrease in operating assets:		
Accounts receivable	2,155	723
Inventory	(58,161)	31,784
Increase in operating liabilities:		
Accounts payable and accrued expenses	136,013	61,236
Credit due to customers	5,688	-
Sales tax payable	810	-
Net Cash Used in Operating Activities	(468,257)	(714,596)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Patent and trademark costs	-	(52,228)
Net Cash Used in Investing Activities	-	(52,228)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions from members	490,634	250,001
Costs to raise capital	(30,893)	(11,467)
Proceeds from (repayments of) promissory note payable	(100,000)	300,000
Net Cash Provided by Financing Activities	359,741	538,534
NET DECREASE IN CASH	(108,516)	(228,290)
CASH, BEGINNING OF YEAR	202,736	431,026
CASH, END OF YEAR	$ 94,220	$ 202,736
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	$ 32,373	$ 21,000
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:		
Subscription receivable for contribution from member	$ 75,660	$ -

See Accompanying Notes to the Financial Statements

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Organization and Nature of Operations
Love Sun Body LLC (the "Company") is a limited liability company organized under the laws of the State of Delaware on September 17, 2012. Love Sun Body's sun protection products and sunscreen applications were developed by the Company's founders, Dr. Terry Zickerman and Steve Liaci. The founders believe they have the safest and highest quality sunscreens and application products that differentiate themselves from the long-established brand name chemical-based competitors. The Company is a green and socially responsible business. All of its products and packaging are biodegradable. The Company's product sales commenced in June 2018 with the launch of Love Sun Body 100% Natural Origin Mineral Sunscreens.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Going Concern
The Company has financed its activities primarily through the sale of membership units. During fiscal 2019 and 2020, the Company has dedicated most of its financial resources to fund its operations.

Several factors raise substantial doubt about the Company's ability to continue as a going concern including:

1. Continuing losses from operations.
2. Continuing negative cash flows from operations.
3. Limited cash resources on hand.
4. Dependence by the Company on its ability, about which there can be no certainty, to obtain additional financing to fund its operations.

These financial statements were prepared under the assumption that the Company will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.

Management's plan includes the following:

1. In the first quarter of 2021, the Company raised approximately $37,000 from the third tranche of funding from the WeFunder crowdfunding raise and approximately $82,000 from other sales of membership units.
2. The Company plans to obtain approximately $1,500,000 to $2,000,000 from a crowdfunding raise with StartEngine that is expected to commence in June 2021. The Company cannot be certain of the amount of funds to be raised.
3. If needed, the Company will look into obtaining further financing with a commercial bank.
4. The Company's goal is to be profitable by the fourth quarter of 2022 to mid-2023 by increasing wholesale, online, and QVC appearance sales.

The Company cannot be certain that the equity and/or debt funding will be available on favorable terms or available at all. To the extent that the Company raises additional funds by issuing membership units, its current members may experience significant dilution.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Accounts Receivable

The Company extends normal trade credit to its wholesale customers. The Company performs ongoing credit evaluations of its customers' financial condition and requires no collateral from its customers. The Company estimates its allowance for doubtful accounts based on a combination of current and historical information regarding the balances as well as the current composition of the age of such receivables. Receivable balances that management believes to be uncollectible are written off upon such determination. Recoveries of balances previously written off are credited to operations when recovered. There were no accounts receivable as of December 31, 2020. As of December 31, 2019, the Company determined that all receivable balances were fully collectible.

Inventory

Inventory, consisting of finished goods, is valued at the lower of cost or net realizable value determined on the first-in, first-out (FIFO) basis. The Company periodically evaluates inventory items for excess quantities, slow-moving goods, and for other impairments of value based on assumptions of future demand and market conditions.

Intangible Assets

Intangible assets consist of patents and trademarks. Patents consist of payments for services and fees related to further development and protection of the Company's patent portfolio. Patents are stated at cost and amortized over their estimated useful lives of 14 to 20 years. Trademarks consist of payments for services and fees related to development and protection of the Company's trademarks and are not amortized under accounting principles generally accepted in the United States of America due to the indefinite life and ability to renew.

These costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may be impaired. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to fair value. As of December 31, 2020 and 2019, there has been no impairment. See Note 3.

Advertising and Marketing

All costs associated with advertising and marketing are expensed in the year incurred and are included in selling and general and administrative expenses. In 2020 and 2019, advertising and marketing expense was $242,707 and $241,302, respectively.

Research and development

Research and development costs are expensed when incurred. In 2020 and 2019, research and development costs totaled $65,270 and $77,872, respectively.

Equity-Based Compensation

The Company accounts for equity-based compensation in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 718, "*Compensation - Stock Compensation*" ("ASC 718"). Under the fair value recognition provision of ASC 718, equity-based compensation cost is estimated at the grant date based on the fair value of the award.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Equity-Based Compensation (Continued)
The Company utilizes the Black-Scholes option pricing model to value options issued. The Black-Scholes option pricing model employs weighted-average assumptions for expected volatility of the Company's stock, expected term until exercise of the options, the risk-free interest rate, and dividends, if any, to determine fair value.

Expected volatility was estimated by management based on the financial condition of the Company at its stage of development; the expected term until exercise represents the weighted-average period of time that options granted are expected to be outstanding and was determined using the simplified method for estimating expected option life, which qualify as "plain-vanilla" options; and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for periods corresponding with the expected life of the option. The Company has not paid any dividends since its inception and does not anticipate paying any dividends for the foreseeable future, so the dividend yield is assumed to be zero. In addition, the Company estimates forfeitures at each reporting period rather than electing to record the impact of such forfeitures as they occur.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Effective January 1, 2019, the Company adopted FASB ASC Topic 606, "*Revenue from Contracts with Customers*." Under the new standard, the Company recognizes revenue when a customer obtains control of promised services or goods in an amount that reflects the consideration to which the entity expects to receive in exchange for those goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The Company evaluated the new guidance and its adoption did not have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption was not necessary. There is no change to the Company's accounting policies.

The Company applies the following steps when recognizing revenue from contracts with customers: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations and (v) recognize revenue when a performance obligation is satisfied.

The Company's performance obligation is satisfied at a point in time when the product is shipped to consumer or retailer. The Company recognizes revenue when products are shipped and the customer/retailer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Revenue is measured as the amount of consideration expected to be received in exchange for the service provided.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue Recognition (Continued)

The Company sells their sun protection products to consumers through three sales channels: retailers, Amazon, and through their Company website.

- *Retail Sales*
  - Revenue for products sold to retail stores is recognized upon shipment of the product. Sales to retailers are generally net 30 or net 45 days. The Company records returns at time of return and does not record a reserve for returns as the amounts are deemed immaterial based on historical experience.

- *Amazon Sales*
  - Revenue for products sold on Amazon is recognized upon shipment of the product to the consumer. Inventory held at Amazon, but not yet sold to the consumer remains in inventory until the consumer purchase and Amazon ships the product. Sales on Amazon are cash sales.

- *Website Sales*
  - Revenue for products sold on the Company website are recognized upon shipment of the product to the consumer. Sales on the Company website are cash sales.

Sales Tax

Sales tax collected from customers is recorded as a liability, pending remittance to the taxing jurisdiction. Consequently, sales taxes have been excluded from revenues.

Income Taxes

The Company is a limited liability company that has elected to be taxed as a partnership. As such, the Company is not liable for federal or New Jersey income taxes. Accordingly, no provisions for federal or New Jersey income taxes have been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the members.

The Company accounts for uncertainties in income taxes under the provisions of FASB ASC 740-10-05 (the "Subtopic"). The Subtopic clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The Subtopic prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Subtopic provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2020 and 2019, the Company had no material unrecognized tax benefits.

The Company files federal and New Jersey income tax returns in various jurisdictions. Returns filed in these jurisdictions for tax years ended on or after December 31, 2017 are subject to examination by the relevant taxing authorities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Reclassifications

Reclassifications occurred to certain prior year amounts in order to conform to the current year presentation. The reclassifications have no effect on the reported net loss.

NOTE 3 - INTANGIBLE ASSETS, NET:

The Company believes that obtaining patent protection for its products and trademark are critical to its success. The following activities have occurred:

1. Obtained a patent in the U.S. and 9 European countries for its sunscreen towels, known as "Sunscreen Sheet"
2. Obtained an additional patent in the U.S. for the applicator
3. Filed a patent with the U.S. Patent and trade mark Office for "Sunscreen Composition"
4. Filed a patent with the U.S. Patent and trade mark Office for "Facial Sunscreen Composition"
5. Filed a patent with the U.S. Patent and trade mark Office for "Tinted Sunscreen Composition"
6. Obtained trademarks for brand name Love Sun Body and logo

The following table summarizes the gross carrying value and accumulated amortization of intangible assets at December 31, 2020 and 2019:

	2020	2019
Patent costs	**$ 53,089**	$ 53,089
Trademark costs	**46,468**	46,468
Intangible assets - gross	**99,557**	99,557
Accumulated amortization - patent costs	**(13,942)**	(10,274)
Intangible assets, net	**$ 85,615**	$ 89,283

Amortization expense, included in selling and general and administrative expenses, was $3,668 and $3,405 in 2020 and 2019, respectively. The future estimated annual amortization expense is as follows:

For the Years Ending December 31,	
2021	$ 3,669
2022	3,669
2023	3,669
2024	3,669
2025	3,669
Thereafter	20,802
	$ 39,147

NOTE 4 - RELATED PARTY TRANSACTIONS:

The Company's principal executive office is located at the residence of the managing member of the Company. No rent is charged for the use of this premises.

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

Accounts payable and accrued expenses as of December 31, 2020 and 2019 consist of:

		2020		2019
Guaranteed payments	$	132,971	$	82,971
Professional fees and other		83,569		18,420
Credit card payable		29,443		8,579
Accounts payable and accrued expenses	$	245,983	$	109,970

NOTE 6 - PROMISSORY NOTE PAYABLE:

On May 24, 2019, the Company entered into a promissory note for principal amount of $300,000. Interest is payable monthly at 12% per annum. The term of the note was twelve months. On May 26, 2020, the note was amended and the maturity date was extended to November 30, 2020. Simultaneously with the execution of the amendment, the Company repaid $50,000, reducing the outstanding principal balance to $250,000. On November 28, 2020, the note was further amended and the maturity date was extended to June 30, 2021. Simultaneously with the execution of the amendment, the Company repaid $50,000, reducing the outstanding principal balance to $200,000. The note may be repaid at any time without penalty. Interest expense for the years ended December 31, 2020 and 2019 was $32,373 and $21,000, respectively.

NOTE 7 - MEMBERS' EQUITY (DEFICIT):

Rights of Membership Units

Class A-B units:

Class A-B members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class A-B members do not have voting rights. The management of the Company is vested in the Company's Board of Managers (the "Board"), as defined in the Second Amended and Restated Limited Liability Company Agreement, as amended (the "Agreement").

Class C Units:

Class C members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class C members also have Liquidation Preferences, Pre-Emptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class C members do not have voting rights. The management of the Company is vested in the Board. The Company has reserved 3,000,000 Class C Units for options granted under the Company's 2018 Equity Incentive Plan.

NOTE 7 - MEMBERS' EQUITY (DEFICIT) (CONTINUED):

Rights of Membership Units (Continued)

Class D Units:

Class D members have the rights to a share of profits and losses of the Company and the right to receive distributions in proportion to the number of units held. Class D members also have Liquidation Preferences, Pre-Emptive Rights, Anti-dilution Rights and Co-Sale Rights, as defined in the Agreement. Class D members do not have voting rights. The management of the Company is vested in the Board.

Issuances of Membership Units

In 2019, the Company issued 351,012 Class D units sold at a price of $0.71223 per unit and received proceeds of $250,001. In addition, the Company incurred $11,467 of expenses in connection with the sale.

In September 2020, the Company entered into a listing agreement with Wefunder Portal, LLC ("Wefunder Portal"). The Company agreed to sell securities through Wefunder Portal to eligible investors. The minimum and maximum to raise per the agreement was $100,000 to $1,070,000. Units were sold at $0.78 per unit, however, investors committing to the first $199,999 in the offering received a discounted price of $0.72 per unit. The Company agreed to pay a 7.5% fee of the aggregate amount of funds raised through the portal. The Company issued 297,767 Class D units and received proceeds of $215,633. In addition, the Company incurred $30,893 of expenses in connection with the sale.

In 2020, the Company issued 470,913 Class D units sold at a price of $0.71223 or $0.78 per unit and received proceeds of $350,661. $75,660 of this amount was not received until January 4, 2021 and was accordingly classified as a subscription receivable as of December 31, 2020.

In 2020, the Company issued 13,147 Class D units for consulting fees in amounting to $10,300.

In February and March 2021, the Company issued an additional 46,983 Class D Units related to the listing agreement with Wefunder Portal, LLC for $36,647. Between January 2021 and May 2021, the Company issued 136,910 Class D Units for approximately $82,000 cash proceeds and payment of services of $25,000. An additional 28,195 Class D Units were also issued related to verbal anti-dilutive agreements in May 2021.

Equity Incentive Plan

Effective July 1, 2017, the Company established the 2018 Equity Incentive Plan (the "Plan") for employees, managers and consultants. The Plan provides that the Company may grant options to purchase units of Class C Membership Interests and/or Profit Interests within the meaning of Rev. Proc. 93-27 (as defined). Vesting of service awards occurs ratably over the service period, as determined at the time of grant. The Plan terminates on June 30, 2027. The Company has 3,000,000 Class C Units authorized and reserved for options granted under the Plan.

Options

In 2020, the Company granted options to board members in lieu of payment of services to purchase a total of 167,288 Class D Units at a price of $0.71223 per unit. The options have a ten-year term and are fully vested and expensed as of December 31, 2020. The Company recognized compensation expense of $104,678 in 2020 and is included in selling and general and administrative expenses. The Company measured the value and compensation cost using the Black-Scholes Model.

NOTE 7 - MEMBERS' EQUITY (DEFICIT) (CONTINUED):

Options (Continued)
The weighted average fair value of options granted during the year ended December 31, 2020 was $0.62558. Assumptions used to value the options granted during the year ended December 31, 2020 were: expected term: 5.5 years, expected volatility: 130%, risk free rate: 1.67%, expected dividends: 0%.

On January 1, 2021, the Company granted options to board members in lieu of payment of services to purchase a total of 25,640 Class D membership interest units at an exercise price of $0.78 per unit. The options expire ten years from the grant date.

Information summarizing option activity for the years ended December 31, 2020 and 2019 is as follows:

Class C Units

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Outstanding, as of January 1, 2019	181,626	$ 0.31383	8.3
Outstanding, as of December 31, 2019	181,626	$ 0.31383	7.3
Outstanding, as of December 31, 2020	181,626	$ 0.31383	6.3
Vested and exercisable as of December 31, 2020	181,626	$ 0.31383	

Class D Units

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Life (in years)
Outstanding, as of January 1, 2019	-	$ -	-
Outstanding, as of December 31, 2019	-	$ -	-
Granted	167,288	$ 0.71223	-
Outstanding, as of December 31, 2020	167,288	$ 0.71223	9.0
Vested and exercisable as of December 31, 2020	167,288	$ 0.71223	

NOTE 8 - COMMITMENT:

Under the terms of the Agreement, the Company's chief executive officer will receive guaranteed payments for management services provided as follows: $72,000 in 2018, $96,000 in 2019, $120,000 in 2020, $150,000 in 2021, and $200,000 each year thereafter. Such amounts can be deferred and/or adjusted at the Board's discretion. At December 31, 2020 and 2019, the Company had deferred payments of $132,971 and $82,971, respectively. Such amount is included in accounts payable and accrued expenses. Guaranteed payment expense totaled $120,000 and $96,000 in 2020 and 2019, respectively.

NOTE 9 - CONCENTRATIONS OF CREDIT RISK:

Revenues and Accounts Receivable
One customer accounted for approximately 25% of total revenues in the year ended December 31, 2020. Two customers accounted for approximately 24% of total revenues in the year ended December 31, 2019. One customer represented 100% of accounts receivable at December 31, 2019.

Manufacturing
All manufacturing of our products are outsourced to one vendor. Management believes the market place has sufficient capacity that should this vendor be unable to manufacture its product another vendor could be sourced without a material impact.

Cash
The Company maintains cash with various financial institutions in which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institutions. The Company has not incurred any losses on these accounts. At December 31, 2020 and 2019, there were no amounts in excess of insured limits.

NOTE 10 - GOVERNMENT GRANT:

On May 5, 2020, the Company received a $10,000 grant under the Economic Injury Disaster Loan program. This grant does not have to be repaid. The Company has recorded it as other income.

NOTE 11 - COVID-19:

In 2020, the effects of COVID-19 and the response to the virus have negatively impacted overall economic conditions. The Company derives revenue from sales of their products to retail units and distribution to individual consumers on their website and Amazon. COVID-19 materially adversely affected the Company's revenue due to decreased sales and accordingly, the results of operations. The Company is attempting to mitigate the effects of COVID-19 by more direct to consumer marketing to bypass retailers due to COVID-19. However, the future related financial impact and duration cannot be reasonably estimated at this time.

NOTE 12 - SUBSEQUENT EVENTS:

Subsequent events have been evaluated through June 8, 2021, which is the date the financial statements were available to be issued.

A new company, LSB Acquisition, Inc. ("LSB"), was formed and incorporated in the state of Delaware on May 18, 2021 to continue the Company's business operations. In addition, LSB will hold a 100% interest in the Company. LSB is authorized to issue 40,000,000 shares of par value $0.01 common stock and 10,000,000 shares of initially undesignated preferred stock with par value of $0.01. Effective May 31, 2021, LSB, the Company and the Company's primary members (as defined) entered into a Transfer, Exchange and Contribution Agreement in which the members of the Company contributed all of their interests in the Company to LSB in exchange for an equivalent amount of shares of common stock (approximately 27.8 million shares) in LSB.

NOTE 12 - SUBSEQUENT EVENTS (CONTINUED):

All persons that had been issued options to purchase membership interests units in the Company will be issued options for a comparable number of shares of LSB at an exercise price of $1.00 per share which has been determined to be the fair market value of the shares as of the date of the agreement. On June 1, 2021, LSB changed its name to Love Sun Body, Inc.

After the completion of the agreement, the Company will continue to exist and hold all of the its patents. On June 1, 2021, the Company changed its name to Love Sun Body IP Holdings LLC.

SUPPLEMENTARY INFORMATION

LOVE SUN BODY LLC
SCHEDULE OF SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020	2019
SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES:		
Advertising and marketing	**$ 242,707**	$ 241,302
Guaranteed payments	**120,000**	96,000
Compensation expense for options issued	**104,678**	-
Professional fees	**93,305**	68,457
Commissions	**32,332**	97,575
E-commerce fees	**13,579**	21,606
Licenses and registrations	**11,261**	12,755
Filing fees	**10,282**	1,725
Charitable contributions	**9,972**	-
Insurance	**5,766**	9,136
Office	**4,498**	5,048
Travel	**3,953**	16,813
Amortization	**3,668**	3,405
Bank fees	**3,048**	1,483
Postage	**2,950**	3,140
Trade shows	**2,275**	24,810
Training	**725**	8,188
Miscellaneous	**431**	3,123
Telephone	**234**	91
Dues and subscriptions	**108**	390
Repairs and maintenance	**-**	20
TOTAL SELLING AND GENERAL AND ADMINISTRATIVE EXPENSES	**$ 665,772**	$ 615,067

See Independent Auditors' Report

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Love Sun Body

100% Natural Origin Mineral Sunscreens


love sun body
love sun body
GLOW NATURAL
love sun body

Website · West Orange, NJ · CLEAN TECHNOLOGY

$0.00 raised

0 Investors	**$31.3M** Valuation
$1.10 Price per Share	**$330.00** Min. Investment
Common Shares Offered	**Equity** Offering Type
$2M Offering Max	**Reg CF** Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Love Sun Body is the trusted new face in mineral sunscreen. It's a startup that prides itself in transparency, sustainability, and uncompromising quality in sunscreen and skincare products. Their sunscreen is certifiably all-natural, safe, and totally sustainable.

Overview Team Terms Updates Comments Follow

Reasons to Invest

- Love Sun Body is 100% natural sunscreen certified Ecocert Cosmos Natural, which means no harsh synthetics or chemical filters and you can trace our raw, natural ingredients to their source.
- After years of research, our leadership has developed a revolutionary product that is not only completely safe for your body but also the environment.
- protection guaranteed for all skin types, proving to increase revenue.

THE PROBLEM

Consumers don't know what's in their sunscreen

The mineral sunscreen market is largely unregulated. The FDA mainly worries about the SPF factor for "natural" sunscreens rather than the ingredients in them, so many companies end up getting away with calling themselves "natural" or "reef-safe" when in reality they're far from that. By taking advantage of the lack of oversight, transparency, and confusing ingredients, consumers pay the price by using sunscreens that are either lacking in sufficient UVA and UVB protection or still have harmful ingredients in them. In fact, most American sunscreens can't be sold in Europe because they don't offer sufficient UVA protection. (Source)

CHEMICALS IN OUR PRODUCTS ARE HARMING LIVING ORGANISMS



CORAL

Accumulates in their tissues. Can induce bleaching, damage DNA, deform young and even kill



FISH

Can decrease fertility and reproduction, and cause female characteristics in males



DOLPHINS

Can accumulate in tissues and be transferred to young

ASK YOURSELF:

How do harmful chemicals in our products affect our well-being?

For years, consumers have unknowingly been using sunscreens that wreak havoc on marine life. This damage happens when the chemical filters that are found in sunscreens accumulate on the tissue of coral reefs, which bleaches and even kills them. Sunscreen chemicals can also harm dolphins, deform fish and even impair algae from photosynthesizing. (Source)

OUR BLOODSTREAM ABSORBS 60% OF WHAT WE RUB INTO OUR SKIN

A chemical filter called Oxybenzone has been found in the bloodstream when using some sunscreen products.



In May 2018, Hawaii became the first state in the nation to ban the sale of over-the-counter sunscreens containing oxybenzone and octinoxate. The law went into effect on January 1, 2021, with the goal of preserving Hawaii's marine ecosystems. Hawaii's legislature found that oxybenzone and octinoxate, two chemicals found in many sunscreens, "have significant harmful impacts on Hawaii's marine environment and residing ecosystems, including coral reefs that protect Hawaii's shorelines." Studies cited had found that oxybenzone and octinoxate caused mortality in developing coral; increased coral bleaching, which was indicative of extreme stress; and caused genetic damage to coral and other marine life. Hawaii's law makes it unlawful to "sell, offer for sale, or distribute for sale ... any sunscreen that contains oxybenzone or octinoxate, or both, without a prescription issued by a licensed health care provider."

Following Hawaii's lead, in 2019, Florida's Key West City Commission voted on a similar ban of sunscreens with oxybenzone and octinoxate. The U.S. Virgin Islands, however, was successful in passing its ban on sunscreens that contain oxybenzone, octinoxate, and octocrylene, and took its legislation a step further—prohibiting travelers from bringing such sunscreens into the territory. Outside of the U.S. and its territories, the countries of Aruba and Palau, and the Caribbean Island of Bonaire, have all implemented similar bans on the sales of sunscreens containing toxic chemicals shown to damage marine ecosystems. (Source)

If these ingredients are harming the ocean, think what they're doing to the consumers who use them.

These are the same chemicals that potentially millions of people are absorbing into their bloodstreams every time they use chemical or even mineral sunscreen since 60% of what we rub into our skin gets absorbed into our bodies (Source). Studies have shown that harmful chemicals from mainstream sunscreen products have been found in the bloodstream of test subjects in as little as seven days.

For the second time, researchers at the U.S. Food and Drug Administration (FDA) have released a study of common sunscreen synthetic chemical UV filters and has established that the chemicals are absorbed into the bloodstream through the skin at concentrations far greater than the Food and Drug Administration's safety threshold – at levels beyond what the agency considers healthy. The FDA released a study that found sunscreen chemicals could enter the body after just one day's use and were at much higher levels than recommended. The agency analyzed four off-the-shelf sunscreen products and found that they "resulted in plasma concentrations that exceeded the threshold established by the FDA for potentially waiving some nonclinical toxicology studies for sunscreens." Previous studies have indicated a possible association between some of the chemicals and health risks such as endocrine disruption and reproductive harm, but no comprehensive safety data are available.

The first study published in JAMA by the FDA on May 6, 2019 , "Effect of Sunscreen Application Under Maximal Use Conditions on Plasma Concentration of Sunscreen Active Ingredients". The second study published in JAMA by the FDA on January 21, 2020 , "Effect of Sunscreen Application on Plasma Concentration of Sunscreen Active Ingredients A Randomized Clinical Trial".

THE SOLUTION

A 100% natural sunscreen that's eco-friendly

Dr. Terry Zickerman, the CEO of Love Sun Body, combined his human biology background and six years of research to ensure that everything about Love Sun Body's products is safe for your body and eco-friendly. From the all-natural ingredients to the PCR packaging that reduces plastic waste by reusing old recycled material, to the UV blocking non-nano materials in the sunscreen, every aspect of Love Sun Body is good for the body and the planet. Even the cleaning products used in the manufacturing process are eco-friendly!


IT'S TIME FOR A SUNSCREEN SHAKEUP
• Safe for every day use
• Truly effective
• Environmentally responsible
• No chemical fiters and no synthetic ingredients
• Vegan
• Non-GMO
• Cruelty-free
• Reef safe

Love Sun Body doesn't sacrifice effectiveness for sustainability. Their products exceed the requirements in sunscreen for both the FDA and European Commission.


love sun body
love sun body

In fact, ⅓ of the formula in Love Sun Body's sunscreen offers UVA protection, which helps delay the aging process. If that's not enough, Love Sun Body is hypoallergenic, non-comedogenic, with no eye-stinging ingredients and doesn't leave a thick, white residue. All Love Sun Body sunscreens are safe for babies 6 months or older and children, all skin types including anyone with sensitive skin and for consumers that want safe and effective natural products.



Love Sun Body's sunscreen is more than just a mineral sunscreen. Their tinted SPF 30 sunscreens are available in four shades, Pearl, Sand, Tan and Cocoa and offer full protection from harmful UVA/UVB rays, moisturize the skin, and act as a hint of a tint to even your skin complexion. Over six years of research and development has led to an ethical formula that is safe for every skin type. The products are free of parabens, chemical filters, and even fragrances!


OVER SIX YEARS OF
INTENSE RESEARCH CREATED
A SUNSCREEN THAT OFFERS:
Full UV ray protection
Moisturizes the skin
Safe formula for all skin types


THE TRUTH ABOUT
UV PROTECTION
UV B
Rays that cause surface tanning, sunburns and signs of aging.
UV A
Rays that can penetrate deep in to barriers below the skin and can ultimately cause skin cancers. DNA changes and the skin can be resurfaced.
SKIN SURFACE
EPIDERMIS
DERMIS

THE MARKET

Sunscreen with a raw, transparent supply chain

Love Sun Body has completed the rigorous process of becoming certified by Ecocert Cosmos Natural, which guarantees that all ingredients and sources of the products have zero pesticides, synthetics, and are non-GMO. They are the only sunscreen in America that can say that they use a truly 100% natural formula.

This couldn't be more important in a time where more than 50% of consumers worldwide value vegan, sustainable ingredients (Source). Their all-natural, non-nano particle formula is the only sunscreen that offers complete UVA and UVB protection that is also easy to spread and water resistant.


GLOBAL SUNSCREEN MARKET
$20.0B
$17.5B
$15.0B
$12.5B
$10.0B
$7.5B
$5.0B
$2.5B
$14.07B
$17B
2018
2019
2020
2021
2022
2023
2024


DEMAND FOR "NATURAL/ORGANIC INGREDIENTS " OR "SUSTAINABLE" BEAUTY PRODUCTS
64%
Organic Ingredients
60%
Sustainable
52%
Vegan Ingredients

Source

Love Sun Body has also conducted extensive research to guarantee all skin-types can use their SPF 30 and SPF 50 sunscreens. More over, their sunscreen also fights wrinkles and age spots and moisturizes skin with ingredients like raspberry seeds and sunflower oil. They have successfully delivered a fragrance-free, chemical-free, cruelty-free sunscreen that meets the highest thresholds of effectiveness.


REEF SAFE
GMO FREE
CHEMICAL FILTER FREE
DERMATOLOGIST TESTED
love sun body
MOISTURIZING MINERAL FACE SUNSCREEN
30
safe for your body & the planet

OUR TRACTION

New to the market, but making impressive strides

Love Sun Body's massive potential for success in an industry that's valued over $14 billion (Source). They've also received certification by Ecocert Cosmos Natural as well as the honor of being the official sunscreen partner of the Melanoma Action Coalition, cementing their legitimacy among the medical community.


A-399497
Love Sun Body Glow Natural Tinted SPF 30 Mineral Face Sunscreen Kit
NEW TODAY
QVC PRICE $41.00
FEATURED PRICE $37.00
5 EASY PAYMENTS $7.40
S&H $3.50
QVC.com 800-345-1515
Get the QVC Mobile App
LIVE

Love Sun Body is making a financial impact as well. When featured on QVC, Love Sun Body sold $5,000 worth of product per minute of airtime, and they already surpassed their entire 2020 sales revenue. Their website has experienced 100% growth in traffic, which has led to a 140% increase in online orders. To top it off, Love Sun Body is seeing a 2.7 return for every one dollar of advertising they spend.


E-COMMERCE TRAFFIC IS LEADING TO IMPRESSIVE SALES
Love Sun Body sold
$5,000 PER MINUTE
when featured on QVC.
LoveSunBody.com had
100% GROWTH
We are seeing a
2.7 RETURN
on every $1 of ad spend.

WHY INVEST

Invest in a safer, more transparent future for the sunscreen industry

Love Sun Body has spent the better part of a decade developing a truly safe, clean and effective formulas that's good for the consumer and good for the environment, and they have the certifications to back it up. They're one of the only sunscreen companies on the market that consumers can trace their ingredients to their sources. This comes at a time where transparency and sustainability are the currencies of the realm as consumers worldwide are valuing eco-safety as much as effectiveness.


SUNSCREEN
IS JUST THE
BEGINNING OF
LOVE SUN BODY'S
MISSION TO BE AN
INDUSTRY LEADER

Love Sun Body also has huge potential for growth. Their tinted mineral sunscreen & moisturizer is their first step in becoming the first and only Cosmos Natural certified skincare and cosmetics company in the US. They are also developing additional sunscreen products to create a robust line of skincare products.

Love Sun Body has also invented a revolutionary sunscreen applicator that is both safer and more effective than spray sunscreens. It applies coverage in hard-to-reach areas like the back, is made from eco-friendly materials, and is safe for children to use, unlike spray sunscreens. The applicator is still in development, the company believes it will disrupt the multi-million dollar spray sunscreen industry.


love
the feeling of the
sun
while protecting your
body®
with 100% natural sunscreen

With your help, Love Sun Body will be the gold standard and leader in responsible and ethical sunscreen.

Meet Our Team



Dr. Terry Zickerman

Board Member

Dr. Terry Zickerman is the CEO and Founder of Love Sun Body. Global leader for expertise in natural sunscreen formulation and research of transdermal effects of sunscreen filters and synthetic ingredients.

Love Sun Body offers consumers revolutionary natural mineral sunscreens; the first and only sunscreens in the United States that have been certified by Ecocert COSMOS Natural, that meet both the regulatory requirements of the FDA OTC Monograph System and the European Commission's recommendation on UVA protection.

Love Sun Body was conceived as a green company and has made an enduring commitment to environmental principles in its business operations. The company is a leader in environmentally friendly or green activities to ensure that all processes, products, packaging, recycling and manufacturing activities adequately address current environmental concerns while maintaining a profit. It is committed to socially responsible investments (SRI) that focus on conservation of natural resources, manufacturing, implementation of clean air and environmentally conscious business practices.

At Love Sun Body, we seek to leverage our reach, scale and expertise to effect real change in sustainability issues. Our green activities and initiatives include recycling, manufacturing, socially responsible investments (SRI) that focus on conservation of natural resources, manufacturing, implementation of clean air, and other environmentally conscious business practices.

We believe there is a strong connection between the health of our clients and the health of our business, our workforce, and the planet and each of these impact one another. At Love Sun Body, we are united by our sustainability strategy that is built around pillars that put health and a green initiative at the heart of our work, "Safe for your body and the planet".



Dr. Brian Brazzo

Board Member



Kevin Gallagher

Board Member

Kevin Gallagher was the President of Croda's Global Personal Care & Actives business. In this capacity, he had P&L responsibility for Croda's Global Personal Care & Actives businesses around the world. In addition, he was President Croda Inc. He also served as a member of the Executive Committee of Croda International Plc. Throughout his 37-year career at Croda, Mr. Gallagher has held diverse roles in R&D and Quality Management, Sales and Marketing.

He has been active within the Chemical industry and has had the honor of serving on the American Cleaning Institute (ACI) Board of Directors (also Executive Committee and Chair of the Nominations Committee), the Personal Care Product Council (PCPC) Board of Directors, the Newark College of Engineering (NJIT) Advisory Board and the Rutgers University Chemistry and Chemical Biology Advisory Board.



Steve Liaci

Board Member

Steve Liaci has 25 years of sales and management experience in the medical equipment industry. Steve graduated Gettysburg College in 1992 with a degree in Spanish/Latin American Studies and worked as a sales representative at Garden State Business Machines selling Sharp electronics products from 1992-1993. After Garden State Business Machines, Steve worked at Abbott Laboratories as a medical sales representative from 1994 to 1996 selling antibiotic and antihypertensive medications. In 1997 Steve began selling wheelchairs/accessories and hospital beds for ROHO, a division of Permobil, where he was employed as a Divisional District Manager of medical equipment until June 1, 2016. In 2018, Steve joined Invacare in 2016 as a Rehab Sales Specialist. For enjoyment, Steve has been training on piano for the last 8 years and enjoys performing for select groups.

Offering Summary

Company	Love Sun Body, Inc.
Corporate Address	50 Cummings Circle, West Orange, NJ 07052
Offering Minimum	$9,999.00
Offering Maximum	$1,999,999.10
Minimum Investment Amount (per investor)	$330.00

Terms

Offering Type : Equity

Security Name : Common Stock

Minimum Number of Shares Offered : 9,090

Maximum Number of Shares Offered : 1,818,181

Price per Share : $1.10

Pre-Money Valuation : $31,258,306.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 10% bonus shares.

Super Early Bird Bonus

Invest within the next 72 hours and receive an additional 5% bonus shares.

Early Bird Bonus

Invest within the next 7 days and receive an additional 3% bonus shares.

Investment Incentives and Bonuses*

Amount-Based:

$25,000+

Receive an additional 3% bonus shares plus a Love Sun Body Sunscreen Kit

$50,000+

Receive an additional 5% bonus shares plus a Love Sun Body Sunscreen Kit

$100,000+

Receive an additional 10% bonus shares plus a Love Sun Body Sunscreen Kit

*All perks occur when the offering is completed.

The 10% StartEngine Owners' Bonus

Love Sun Body, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for 110. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Donna H. 5 INVESTMENTS 3 days ago

I just found this sunscreen. Traditional sunscreens have ingredients that are harmful to aquatic critters. This is safe for your skin and the creatures living in the water.

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W Kim C. SE OWNER 71 INVESTMENTS a month ago

Hi, Your profile picture shows only SPF 30 items. Do you offer any others with a higher SPF rating? Thanks. Blessings

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Love Sun Body Script

<u>Campaign Video:</u>

Do you actually know what's in your sunscreen? Your skin can absorb potentially unsafe compounds from chemical sunscreens, and many natural alternatives may not provide enough SPF protection.

That all changes with Love Sun Body.

I've developed a game-changing sunscreen in a fast-growing, five hundred and eleven billion dollar beauty industry. Our natural product is formulated with your health and the future of the planet in mind.

Love Sun Body offers broad spectrum protection without chemical filters. And we do that while also being reef safe, vegan, cruelty free, water resistant, and safe for kids. None of the big sunscreen manufacturers can say that.

We believe that puts Love Sun Body in a class of its own as a product and as an investment.

It's one of the first sunscreens certified by Ecocert USA as Cosmos Natural. According to the Cosmos Standard, one of the strictest cosmetic certifications.

And we're already branching out into skincare and beauty products that hit the same mark.

That means no synthetics, no GMOs, and no harmful chemicals. All of our raw materials are traceable to the source and we guarantee that every element of production, from the ingredients to the packaging, is safe for you and the environment.

After becoming a physician and then spending 23 years on Wall Street, I devoted six years to sourcing every ingredient in this product.

I went above and beyond to develop a natural sunscreen that works just as well as chemical alternatives without poisoning your body.

In fact, our product meets both US SPF standards and European standards for UV protection.

Recently, the FDA found that your body absorbs large amounts of six active ingredients found in chemical sunscreens, specifically oxybenzone, which is in two-thirds of American sunscreens.

These substances can remain in your bloodstream at high levels for WEEKS.

The beauty industry is expected to climb past seven hundred and sixteen billion dollars by twenty twenty-five, and the Natural Beauty segment of the market is expected to grow at an annual rate of five percent over the next six years.

And we're already moving beyond strictly sunscreen—our latest launch, a mineral sunscreen

and tinted moisturizer, is the perfect hybrid skincare and makeup product that's got you covered with Thirty SPF.

Plus, we're expanding our distribution to Canada and Europe and by twenty twenty-three we're looking to debut our products in Asia.

We think consumers care about natural ingredients more than ever, and they increasingly choose products that align with their values and earn their trust. This is where Love Sun Body shines.

In our view, companies are years behind us, and they're not catching up anytime soon.

We have the ability to completely disrupt the sunscreen spray market with delivery technology that we developed, and larger companies are bound to take note.

Our one hundred percent natural processes are essential to our products and also hold the potential to be licensed to larger manufacturers down the line.

We believe Love Sun Body is the perfect sunscreen, being introduced at the perfect time.

Invest in the future of natural skincare and the future of our planet with Love Sun Body on StartEngine. It's time to trust sunscreen again.

<u>Social Ads:</u>

Invest in one of the first sunscreens in the United States to meet the world's strictest natural beauty standards. It's vegan, cruelty free, reef safe, and chemical-filter-free. Click the link to be part of a natural beauty brand that's just getting started.

It's time to invest in sunscreen you can trust. Love Sun Body offers broad spectrum protection while being reef safe, GMO free, chemical-filter-free, and dermatologist tested. Click the link to invest in Love Sun Body, a 100% natural sunscreen right down to the packaging.

Beauty is a $511 billion dollar industry and is just beginning its shift to natural ingredients. Click the link to get in on the ground floor of a 100% natural sunscreen company.

<u>Our Traction Video:</u>

Clean sunscreen and not just sunscreen tinted OK so here is I just want to say this cause I just I think this is so demonstrative and hold on where is my thank you and hopefully the stickers off this yes thank you OK what does that look like that probably is recognizable as can I grab a towel if anyone has one that is recognizable as zinc oxide it is your best friend when it comes to fending off the UV A and the UV B when you're outside except that doesn't look good I mean maybe does for like the lifeguards on Baywatch but for the rest of us we're not using this and we're not going outside if we also want to wear makeup and look nice so now look at this before and after this before and after is of a gal who is wearing zinc oxide 20% of it the best friend of friends to fighting UV a UV B she is wearing a full face of zinc oxide Can you believe that you know wonder why because she is wearing a zinc oxide rich tinted SPF 30 sunscreen mineral based physical only clean formula that's going to give you new right now the brand is called love

sun body clever right love somebody you're getting the big in the baby of a tinted think moisturizer but more than that sunscreen this is going to be a three in one formula it's going to be water resistant and by the way to hear the love letter of ingredients Raspberry seed oil fatty acids coconut oil re friendly formula I'm just going to happen until you shades before you meet the guy the guy is a chiropractor he actually worked on wall street for 20 years but then he had a story these shades are also what makes this product so cool there's only four to choose from. That's how mineral base self-adjusting they are. Are you a pearl, are you a sand, are you a tan, are you a cocoa. From light to dark, we are looking at something that functions as your moisturizer your foundational coverage and your UVA&B protection all summer long. Doctor Terry Zickerman is here. Doctor Terry how do I do so far? Shawn, awesome. Ok, good. Nice to have you. All right. Doctor Terry you took six years researching what's in normal sunscreens and then how to make it clean and then because most of us don't want to wear white zinc oxide on our faces you find a way to

He says you find a way to disguise the zinc oxide by giving us a tint that incidentally also acts as our foundation can you tell everybody about love somebody Shawn my family and I were visiting point pleasant beach NJ and we were looking for a really clean sunscreen something with ingredients that I could trust something that had a very high SPF and I couldn't find one so I decided to make my own and after six years of research and development and becoming an expert in all things sunscreen and had a carefully sourced ingredients love somebody was born and Rebecca is putting it on. You know choosing a shade is really easy cause there only four and then Rebecca is putting it on explain everybody what she's putting on and then what's in what she's putting on and then obviously oh by the way Rebecca just got hardcore physical SPF 30 protection UV A&B she doesn't look like she's wearing it and it's actually functioning like her foundation right well Sean there's there's in this formula there's no white residue and look how it blends seamlessly into her skin you know it evens out the complexion and it's intensive moisturizer plus it's SPF 30 and you have not only the UV protection for the SBS but you have more importantly the UV a 1/3 of the product protects for UDA which is really amazing that you're getting both coverage movie A and new TV protection now doctor look at your screen if you could cause I love the one side that says formulated with sunflower oil Raspberry oil coconut oil vitamin E and then the other side which it is a physical only sunscreen tell me all the things that are not in it Sean there are no chemical filters there's no oxybenzone often not say Nova Sally there's none of these filters that you may have heard before that that are get absorbed into the skin this is a physical sunscreen SPF 30 that sits on top of the skin is made with zinc oxide sunflower seed oil Raspberry seed oil which is also an emollient with the fatty acids palmitic acid oleic acid and and also make it 3 Omega six stop is really active hydrating moisturize the skin I'm gonna just have everybody look at their screen because that's after one application and if I could look like that while wearing hardcore sunscreen I would wear it every single day and not just when I go to the beach on vacation that is a beautiful payoff that is zinc oxide at its best I told the good doctor cause this is his brand this is his baby this is his passion project he comes from a family along lineages of family members who have battled some really tough stuff illness wise and frankly he's very passionate about cleaning up your diet and all these other things including topicals this as you look at your screen if someone has the volume turned down doctor they might think we're talking about foundation which this functions as but really your passion was people should not just be wearing sunscreen on vacation you need to be

wearing it every single day when you go to the Wawa and walk your dog around the block. And I actually learned something from you I didn't realize that UVA and UVB - like one is actually worse than the other and both are something that you need to be concerned about. So no to this. How about this? Doctor am I right? That’s right Shawn. Where Love Sun Body is a, the New Glow Natural formula is both an SPF, a moisturizer, and it even’s out your skin tone to make your skin have a beautiful Glow Natural. You can see the traditional white sunscreen there where you have that white zinc look where you could maybe not even rub that in and then have to use a colorant on top of it. You can see how the pearl is rubbing in and how it easily rubs into match the skin tone. It is very forgiving, and you could use as much as you want. I mean honestly now you are wearing sunscreen daily, because it is your tinted moisturizer it is loaded with that protection, and it's got all of these incredible ingredients that are feeding the skin so it is like a hardcore hero multitasker. I am going to say these are the four shades pick one you can't really get it wrong they're very self-adjusting and they are as follows pearl, sans, tan, cocoa. It's not just QVC clean beauty certified doctor Terry is very proud of one other thing there is a very high level exacting certification in Europe called eco search right doctor Terry that's right Sean Ecocert is our company that shared about formula Cos most natural cosmos natural means that we carefully source and choose our ingredients before al formulas are certified their care their carefully reviewed and as well what we put into it's not just as what we put in the formula it's what we don't put in the formula like that we don't use the chemical filters in there that we discussed before and we need this clean formula for me and my family so you could trust them for you and yours that they're clean an effective I love doctors they are good smart amazing innovative people thank you doctor well thank you Sean.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "LSB ACQUISITION, INC.", FILED IN THIS OFFICE ON THE EIGHTEENTH DAY OF MAY, A.D. 2021, AT 1:40 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE · DELAWARE · 1793 · 1865

5925488 8100
SR# 20211860503

Authentication: 203233086
Date: 05-18-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:40 PM 05/18/2021
FILED 01:40 PM 05/18/2021
SR 20211860503 - File Number 5925488

STATE OF DELAWARE
CERTIFICATE OF INCORPORATION OF
LSB ACQUISITION, INC.
A STOCK CORPORATION

The undersigned Incorporator, desiring to form a corporation pursuant to the General Corporation Law of the State of Delaware, hereby certifies as follows:

Article 1: Name. The name of the corporation is LSB Acquisition, Inc.

Article 2: Registered Agent. The registered office of the corporation in the State of Delaware is located at 1209 Orange Street, in the City of Wilmington, County of New Castle, Zip Code 19801. The name of the registered agent at such address is National Registered Agents, Inc.

Article 3: Purpose. The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article 4: Authorized Capital. The total amount of stock this corporation is authorized to issue is 40,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of initially undesignated preferred stock, par value $0.01 per share (the "Blank Check Preferred Stock"). The Blank Check Preferred Stock may be issued from time to time and in one or more series. The Board of Directors of the Corporation is authorized to determine or alter the powers, preferences and rights, and the qualifications, limitations and restrictions granted to or imposed upon any wholly unissued series of Blank Check Preferred Stock, and within the limitations or restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series of Blank Check Preferred Stock, to increase or decrease (but not below the number of shares of any such series of Preferred Stock then outstanding) the number of shares of any such series of Blank Check Preferred Stock, and to fix the number of shares of any series of Blank Check Preferred Stock. In the event that the number of shares of any series of Blank Check Preferred Stock shall be so decreased, the shares constituting such decrease shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series of Blank Check Preferred Stock subject to the requirements of applicable law.

Article 5: Limitation of Liability. The personal liability of a director to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director is limited to the maximum extent permitted under the Delaware General Corporation Law, as the same exists or may hereafter be amended, provided that the foregoing shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under §174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived an improper personal benefit.

Article 6: Right to Indemnification.

(a) Each person who was or is made a party or is threatened to be made a party to or is otherwise involved (including involvement as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than permitted prior thereto), against all expense, liability and loss (including attorneys' fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time ("ERISA"), penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee's heirs, executors and administrators; provided, however, that, except with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article 6 shall be a contract right and shall include the obligation of the Corporation to pay the expenses incurred in defending any such proceeding in advance of its final disposition (an "advance of expenses"); provided, however, that an advance of expenses incurred by an indemnitee shall be made only upon delivery to the Corporation of an undertaking (an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Article 6 or otherwise. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same or lesser scope and effect as the foregoing indemnification of directors and officers.

(b) Any indemnification of a director or officer of the Corporation or advance of expenses under this Article 6 shall be made promptly, and in any event within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the director or officer has delivered the undertaking contemplated by this Article 6, upon the written request of the director or officer. If a determination by the Corporation that the director or officer is entitled to indemnification pursuant to this Article 6 is required, and the Corporation fails to respond within sixty days to a written request for indemnity, the Corporation shall be deemed to have approved the request. If the Corporation denies a written request for indemnification or advance of expenses, in whole or in part, or if payment in full pursuant to such request is not made within forty-five days (or, in the case of an advance of expenses, twenty days, provided that the director or officer has delivered the undertaking contemplated by this Article 6, the right to indemnification or advances as granted by this Article 6 shall be enforceable by the director or officer in any court of competent jurisdiction. Such person's costs and expenses incurred in connection with successfully establishing his or her right to indemnification, in whole or in part, in any such action shall also be indemnified by the Corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses where the undertaking required pursuant to this Article 6, if any, has been

tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. The procedure for indemnification of other employees and agents for whom indemnification is provided pursuant to this Article 6 shall be the same procedure set forth in this Article 6 for directors or officers, unless otherwise set forth in the action of the Board of Directors providing indemnification for such employee or agent.

Article 7: **Insurance**. The Corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the Corporation or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him or her and incurred by him or her in any such capacity, whether or not the Corporation would have the power to indemnify such person against such expenses, liability or loss under the Delaware General Corporation Law.

Article 8: **Service for Subsidiaries**. Any person serving as a director, officer, employee or agent of another corporation, partnership, limited liability company, joint venture or other enterprise, at least 50% of whose equity interests are owned by the Corporation, shall be conclusively presumed to be serving in such capacity at the request of the Corporation.

Article 9: **Reliance**. Persons who after the date of the adoption of this provision become or remain directors or officers of the Corporation or who, while a director or officer of the Corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Certificate of Incorporation in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Certificate of Incorporation shall apply to claims made against an indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

Article 10: **Non-Exclusivity of Rights**. The rights to indemnification and to the advance of expenses conferred in this Certificate of Incorporation shall not be exclusive of any other right which any person may have or hereafter acquire under this Certificate of Incorporation or under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise.

Article 11: **Savings Clause**. If Articles 6-10 of this Certificate of Incorporation or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each person entitled to indemnification under Article 6 hereof as to all expense, liability and loss (including attorneys' fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to Article 6 to the full extent permitted by any applicable portion of Article 6 that shall not have been invalidated and to the full extent permitted by applicable law.

Article 12: Incorporator. The name and mailing address of the incorporator are as follows:

Name: Brian M. Hand
Mailing address: P.O. Box 102, Chappaqua, New York 10514

By: *Brian M. Hand*
Brian M. Hand, Incorporator

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "LSB ACQUISITION, INC.", CHANGING ITS NAME FROM "LSB ACQUISITION, INC." TO "LOVE SUN BODY, INC.", FILED IN THIS OFFICE ON THE FIRST DAY OF JUNE, A.D. 2021, AT 11:57 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1893

5925488 8100
SR# 20212287253

Authentication: 203345581
Date: 06-02-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:57 AM 06/01/2021
FILED 11:57 AM 06/01/2021
SR 20212287253 - File Number 5925488

STATE OF DELAWARE
CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION OF
LSB ACQUISITION, INC.

LSB Acquisition, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: That by written consent of the sole Director dated May 20, 2021 a resolution was duly adopted authorizing the corporation's Certificate of Amendment to be amended so as to change the name of the corporation to Love Sun Body, Inc.

SECOND: That said resolution was adopted by the sole Director prior to the receipt by the corporation of any payment for any of its stock and has been duly adopted in accordance with Section 241(a) of the General Corporation Law.

THIRD: Article 1 of the corporation's Certificate of Incorporation is amended in its entirety as follows:

Article 1: Name: The name of the corporation is Love Sun Body, Inc.

IN WITNESS WHEREOF, said corporation has caused this Certificate to be signed this 1st day of June 2021.

By: ______________________
Authorized Officer

Title: President and Chief Executive Officer

Name: Terry Zickerman

Exhibit G - Testing the Waters Materials

Love Sun Body is currently in the **Test the Waters Phase** for **Title III** investments.

Love Sun Body

100% Natural Origin Mineral Sunscreens


Reserve Now
love sun body

Terms

Equity Offering Type	**$30.6M** Valuation
$1.10 Price per Share	**$220.00** Min. Reservation
Common Shares Offered	**TTW** Offering

RESERVE NOW

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC.

Website | West Orange, NJ | CLEAN TECHNOLOGY

Love Sun Body makes 100% Natural Mineral Sunscreens that are certified by Ecocert Cosmos Natural and are hypoallergenic, non-comedogenic, and reef safe.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

TTW Reserve shares early & Get exclusive perks RESERVE NOW

Reasons to Invest

1. Love Sun Body is a clean, effective, 100% certified natural sunscreen that is truly safe for your body and the planet.
2. The global sun care and natural cosmetics markets are expected to reach $16.85 billion and $47 billion by 2024, respectively.
3. Love Sun Body's formulas were awarded #1 for safety & efficacy by EWG and exceed both the FDA requirements and the even tougher EU regulations





Reserve Shares

Meet Our Team

Offering Summary

Company	Love Sun Body, Inc.
Corporate Address	50 Cummings Circle, West Orange, NJ 07052
Offering Minimum	$9,999.00
Offering Maximum	$1,999,999.10
Minimum Investment Amount (per investor)	$199.10

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	9,090
Maximum Number of Shares Offered	1,818,181
Price per Share	$1.10
Pre-Money Valuation	$30,623,947.20

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the

Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company will not incur any irregular use of proceeds.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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